

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Tilman J. Fertitta
Chief Executive Officer
Landcadia Holdings II, Inc.
1510 West Loop South
Houston, TX 77027

> **Re: Landcadia Holdings II, Inc.**
> **Amendment No. 2 to Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed October 13, 2020**
> **File No. 001-38893**

Dear Mr. Fertitta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2020 letter.

Amendment No. 2 to Preliminary Merger Proxy Statement Filed October 13, 2020

Summary Term Sheet, page 10

1. We note the revisions made throughout the filing in response to prior comment 1 to indicate that the reduction of principal on the Intercompany Note will occur at Closing through a non-cash distribution of capital to LF LLC. In your Summary Term Sheet disclosure, please address this capital distribution to LF LLC, as well as the expected non-cash capital distribution to LF LLC in consideration for the expected forgiveness of the remaining principal amounts outstanding on the Intercompany Note. In addition, please ensure that disclosures throughout your filing clearly indicate that the reduction of the remaining principal amounts outstanding under the Intercompany Note to occur automatically with further reductions of the principal amount outstanding under the Credit Agreement will be forgiven through a non-cash capital distribution to LF LLC, as noted

from your response to prior comment 8.

<u>Summary of this Proxy Statement</u>
<u>Sources and Uses for the Transaction, page 48</u>

2.   We note your revised disclosures in response to prior comment 4. As previously requested, please explain to us how these tables provide a complete depiction of the sources and uses for funding the transaction. In this regard, tell us how your disclosure clearly addresses the use of the Company's cash to fund GNOG's prior capital distribution, considering that the proceeds from the term loan were used for a capital distribution to LF LLC, as noted from your response to prior comment 8, and the Company's cash is to be used as a source to repay this term loan. In addition, please clarify the redemption rights associated with the GNOG Rollover Equity to also explain the cash redemption option at the election of New GNOG.

<u>Notes to Unaudited Pro Forma Combined Condensed Financial Information</u>
<u>Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 114</u>

3.   In response to prior comment 6, we note that the Landcadia HoldCo LLC Agreement specifically provides that the Company's audit committee or another body of independent directors of the Company will control the decision to settle the redemption in either shares or cash. In concluding that the settlement in cash or shares is at the election of the Company, please tell us what consideration was given to Landcadia HoldCo's governance structure. In this regard, tell us how the audit committee will be appointed and who has control over the members of the Board of Directors.

4.   In response to prior comment 8, you indicate that the additional issuances of units and shares will be settled in cash. Please tell us how this form of settlement is clear from disclosures throughout your filing that indicate that the additional shares and units will be issued in consideration of payments to be made by LF LLC to GNOG LLC under the Intercompany Note. In addition, please clarify what payments will be made by LF LLC, considering your response that the Intercompany Note receivable will be reduced through a non-cash capital distribution. Finally, explain the accounting for the reduction in the receivable upon the payments to be made by LF LLC to GNOG LLC under the Intercompany Note in consideration for the additional issuances.

5.   In response to prior comment 8, you indicate that the voting rights of all shares held by Mr. Fertitta and his affiliates will be capped at 79.9%. Please address how the voting rights will be capped. For example, tell us if the units and shares providing for voting rights in excess of 79.9% will be redeemed/cancelled, and, if so, if such units and shares are expected to be settled in cash.

Proposal No. 1 – The Transaction Proposal
The Purchase Agreement
Structure; Consideration to be Paid in the Transaction, page 129

6. We note from your response to prior comment 9 that Landcadia Holdco should be evaluated as a corporation rather than a partnership because New GNOG's status as managing member of Landcadia Holdco is through a contractual right rather than Landcadia Holdco's equity at risk. Please tell us how you considered ASC 810-10-15-14(b)(1)(i) in determining that Landcadia Holdco does not have the characteristics of a VIE when New GNOG's decision-making authority is not through the equity at risk.

7. We note from your response to prior comment 9 that you do not believe that substantially all the activities of Landcadia Holdco are conducted on behalf of the related party group. We believe the intent of this provision is to move the consolidation analysis from the voting interests model to the variable interests model in those instances where it is clear that the voting arrangements have been skewed such that the investor with disproportionately few voting rights, as compared to its economic interest, derives substantially all of the benefits of the activities of the entity. We do not believe there is "bright-line" set of criteria in making this assessment and should consider all quantitative and qualitative facts and circumstances. Please explain your consideration of the fact that the related party group holds 100% of the economic interests of Landcadia Holdco. In addition, if the activities of Landcadia Holdco are not conducted on behalf of the related party group, tell us on whose behalf are they conducted.

GNOG Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 241

8. We note the revised disclosure in response to prior comment 11 of the amounts you have committed to pay over the next five years. Please also include changes in GNOG's contractual obligations during the interim period related to payments due in more than five years. In addition, please address GNOG's long-term debt obligations in the disclosure. Refer to Instruction 7 to Item 303(b) and Item 303(a)(5) of Regulation S-K.

Golden Nugget Online Gaming, Inc.
Notes to the Unaudited Condensed Financial Statements
Note 9. Subsequent Events, page F-45

9. We note your revised disclosure in response to prior comment 12. Please update the disclosure based on the opening conference that was held on September 22, 2020. In addition, please explain how you will be responsible for any findings from the audit of FEI's tax returns following the consummation of the merger transaction.

General

10.   Please revise to include the A&R Online Gaming Operations Agreement and the Second A&R Intercompany Note with the proxy statement.

     You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Joel Rubinstein, Esq.